UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Thompson Creek Metals Company Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

884768102
(CUSIP Number)

June 20, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		884768102

1.	Names of Reporting Person. I.R.S. Identification Nos. of Above Persons (Entities Only) Hüseyin Öner

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☒

3.	SEC use only

4.	Citizenship or place of organization. Turkey

Number of shares beneficially owned by each Reporting Person with:		5.	Sole voting power	0

		6.	Shared voting power	1,948,038 (1)

		7.	Sole dispositive power	0

		8.	Shared dispositive power	1,948,038 (1)

9.	Aggregate amount beneficially owned by each Reporting Person 1,948,038

10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

11.	Percent of class represented by amount in row (9) 0.01%

12.	Type of Reporting Person (see instructions) IN

(1) Represents shares of Common Stock owned by Marmara Metal Mamülleri Tic. A.Ş. Hüseyin Öner is the general manager and the chairman of the board of directors of Marmara Metal Mamülleri Tic. A.Ş. and has shared power to direct the vote and disposition of the Common Stock held by Marmara Metal Mamülleri Tic. A.Ş.

CUSIP No.		884768102

1.	Names of Reporting Person. I.R.S. Identification Nos. of Above Persons (Entities Only) Marmara Metal Mamülleri Tic. A.Ş.

2.	Check the appropriate box if a member of a group (see instructions)

	(a) ☐

	(b) ☒

3.	SEC use only

4.	Citizenship or place of organization. Turkey

Number of shares beneficially owned by each Reporting Person with:		5.	Sole voting power	0

		6.	Shared voting power	1,948,038

		7.	Sole dispositive power	0

		8.	Shared dispositive power	1,948,038

9.	Aggregate amount beneficially owned by each Reporting Person 1,948,038

10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.01%

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	The name of the issuer is Thompson Creek Metals Company Inc. (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 26 West Dry Creek Circle, Suite 810, Littleton, Colorado 80120.

Item 2.

(a)

The names of the persons filing this statement (the “Statement”) are Hüseyin Öner and Marmara Metal Mamülleri Tic. A.Ş. (each, a “Reporting Person” and collectively, the “Reporting Persons”). Hüseyin Öner is the general manager and the chairman of the board of directors of Marmara Metal Mamülleri Tic. A.Ş. and has shared power to direct the vote and disposition of the Common Stock held by Marmara Metal Mamülleri Tic. A.Ş. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a “group” exists or that any of the Reporting Persons is a beneficial owner of any securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)	The address of principal business office of the Reporting Persons is Marmara Metal Mamülleri Tic. A.Ş., İstasyon Mah. E-5 Üstü, Fatih Otağı Sok. Ernak Garajı Yanı, 34940 Tuzla, İstanbul, Turkey.
(c)	Mr. Hüseyin Öner is a citizen of Turkey and Marmara Metal Mamülleri Tic. A.Ş. was organized under the laws of Turkey.
(d)	This Statement relates to the Common Stock, no par value, of the Issuer.
(e)	The CUSIP Number of the Common Stock of the Issuer is 884768102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person. As of the date of this report, Hüseyin Öner beneficially owns 1,948,038 shares of Common Stock, which number of shares represents approximately 0.01% of the outstanding Common Stock, and Marmara Metal Mamülleri Tic. A.Ş. beneficially owns 1,948,038 shares of Common Stock, which number of shares represents approximately 0.01% of the outstanding Common Stock. Hüseyin Öner has shared power to vote or direct the vote, and to dispose or direct the disposition, of such shares of Common Stock. Marmara Metal Mamülleri Tic. A.Ş. has shared power to vote or direct the vote, and to dispose or direct the disposition, of such shares of Common Stock.

The percentages of ownership reported in this Item 4 are based on 213,887,744 shares of outstanding Common Stock as reported on the Issuer’s 10-Q for the quarter ended June 30, 2014, filed with the Securities and Exchange Commission on August 5, 2014. The percentages of ownership reported in this Item 4 are calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

 See attached Exhibit A.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2014	/s/ Hüseyin Öner
Hüseyin Öner

Dated: August 14, 2014	Marmara Metal Mamülleri Tic. A.Ş.

	By:	/s/ Hüseyin Öner
Name: Hüseyin Öner
Title: General Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: August 14, 2014	/s/ Hüseyin Öner
Hüseyin Öner

Dated: August 14, 2014	Marmara Metal Mamülleri Tic. A.Ş.

	By:	/s/ Hüseyin Öner
Name: Hüseyin Öner
Title: General Manager